Exhibit 99.7

ARRIS RESOURCES INC.
(the “Company”)

Financial Statements Request Form

TO:      Beneficial Shareholders of the Company

In accordance with National Instrument 51-102 “Continuous Disclosure Requirements”, the Company is no longer required to send annual or interim financial statements to its shareholders. Beneficial shareholders of the Company may however request to receive copies of the Company’s annual and interim financial statements and related management’s discussion and analysis (“MD&A”). If you wish to receive these documents, please complete this form and return by fax to ARRIS RESOURCES INC. at (604) 408-9301; or you may return the form with your proxy in the enclosed envelope to:

ARRIS RESOURCES INC.
1250 West Hastings Street
Vancouver, BC V6E 2M4

Please send me the Annual Financial Statements for 2009, together with MD&A	☐

Please send me the Interim Financial Statements for 2009, together with MD&A	☐

Please indicate your Preferred Method of Communication (Check accordingly):		Please print name of Shareholder

Mailing Address

City/Town
E-mail: ☐	Mail: ☐
		Province/State	Postal/Zip Code

E-Mail Address

By signing below, I confirm that I am a shareholder of the Company:

Date: _____________________, _________
Signature of Shareholder